Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This operating and financial review and prospects provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the period described. This discussion should be read in conjunction with our consolidated interim financial statements and the notes to the financial statements for the six months ended June 30, 2025, furnished with our Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2025 (our “Annual Report”), including the consolidated annual financial statements as of December 31, 2024 and their accompanying notes included therein and “Item 5. Operating and Financial Review and Prospects.”

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” of our Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Key Components of Results of Operations

Revenues

We generate revenues from two sources: (1) sales of our network traffic management systems, our network management application solutions and platforms, and our security solution to telecom providers and (2) the provision of maintenance and support services and professional services, including installation and training. We generally provide maintenance and support services pursuant to a maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis.

We recognize revenue under the core principle that transfer of control of our products or services to our customers should be reflected by an amount that represents the consideration we expect to receive in revenue. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy each performance obligation. Apart from our Security-as-a-Service deals, we typically grant a one-year hardware and three-month software warranty on all of our products, or one-year hardware and software warranty to customers that purchase annual maintenance and support. As part of our Security-as-a-Service offering, the maintenance and support services are inherent to the security service fee. Typically, our support contracts with our customers provide hot line support, warranty, and software updates and upgrades if and when available. We record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims to date have been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight-line basis over the term of the applicable maintenance and support agreement.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Six Months Ended June 30,
	(In USD thousands)
	2025	2024
Revenues
Products	14,040	16,759
Services	33,161	27,295
Total revenues	47,201	44,054

Cost of revenues:
Products	6,136	5,788
Services	7,687	7,993
Total cost of revenues	13,823	13,781

Gross profit	33,378	30,273

Operating expenses:
Research and development (net of grant participations of $68 and $281 for the six months ended June 30, 2025, and 2024, respectively)	13,252	14,475
Sales and marketing	14,599	15,701
General and administrative	6,643	6,206
Total operating expenses	34,494	36,382

Operating loss	(1,116)	(6,109)

Loss from extinguishment	(1,410)	–
Other income	100	–
Financial income, net	1,033	1,029

Loss before income tax expense	(1,393)	(5,080)
Income tax expense	628	786

Net loss	(2,021)	(5,866)

Products. Product revenues decreased by $2.7 million, or 16.2%, to $14.1 million in the six months ended June 30, 2025, from $16.8 million in the six months ended June 30, 2024. The decrease in product revenues is primarily attributable to fluctuations in AllotSecure projects completed and a change in the composition of product revenues in the current period.

Services. Service revenue includes revenues from professional services, SECaaS and support and maintenance. Service revenues increased by $5.9 million, or 21.5%, to $33.2 million in the six months ended June 30, 2025, from $27.3 million in the six months ended June 30, 2024. The increase in service revenues is primarily attributable to an increase in SECaaS revenue.

Product revenues comprised 29.7% of our total revenues in the six months ended June 30, 2025, a decrease 8.3% compared to the six months ended June 30, 2024, while the services revenues portion of total revenues comprised 70.3% of our total revenues in the six months ended June 30, 2025, an increase of 8.3% compared to the six months ended June 30, 2024.

Geographic Breakdown. During the six months ended June 30, 2025, revenues in Europe, the Middle East and Africa (EMEA) increased by $9 million, or 38.2%, to $32.6, compared to $23.6 in the six months ended June 30, 2024. This increase is primarily attributable to an increase in service revenue. Revenues in Asia Pacific decreased by $6.2 million, or 44.2%, to $7.9 million, compared to $14.1 in the six months ended June 30, 2024. Revenues in the Americas increased by $0.4 million, or 5.9%, to $6.8 million, compared to $6.4 million in the six months ended June 30, 2024. This increase was primarily attributable increase in SECaaS revenue.

Cost of revenues and gross margin

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer success staff.

Products. Cost of product revenues increased by $0.3 million, or 6%, to $6.1 million in the six months ended June 30, 2025 from $5.8 million in the six months ended June 30, 2024. This increase is primarily attributable to fluctuations in AllotSmart projects completed. Product gross margin decreased to 56.3% in the six months ended June 30, 2025 from 65.5% in the six months ended June 30, 2024.

Services. Cost of services revenues decreased by $0.3 million, or 3.8%, to $7.7 million in the six months ended June 30, 2025 from $8 million in the six months ended June 30, 2024. This decrease is primarily attributable to cost reduction process done during 2024 to align cost structure and change in service revenue composition in the current period. Service gross margin increased to 76.8% in the six months ended June 30, 2025 from 70.7% in the six months ended June 30, 2024.

Total gross margin for the six months ended June 30, 2025 increased to 70.7%, compared to 68.7% for the six months ended June 30, 2024. The increase in gross margin is attributable to change in our mix of services and products.

Operating expenses

Research and development. Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are comprised of gross research and development expenses offset by financing through grants from the Israel Innovation Authority and Spain Tax Authority. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses. We believe that significant investment in research and development, including hiring high quality research and development personnel, is essential to our future success.

Net research and development expenses decreased by $1.2 million, or 8.4%, to $13.3 million in the six months ended June 30, 2025, from $14.5 million in the six months ended June 30, 2024. This decrease is primarily attributable to a reduction in workforce and strategic organizational changes done at the company Net research and development expenses as a percentage of total revenues decreased to 28.1% in the six months ended June 30, 2025 from 32.9% in the six months ended June 30, 2024.

Sales and marketing. Our sales and marketing expenses consist primarily of salaries and related personnel costs, travel expenses, costs associated with promotional activities such as public relations, conventions and exhibitions, rental expenses, depreciation and commissions paid to third parties, promote our brand, establish new marketing channels and expand our presence worldwide.

Sales and marketing expenses decreased by $1.1 million, or 7.0%, to $14.6 million in the six months ended June 30, 2025 from $15.7 million in the six months ended June 30, 2024. This decrease is primarily attributable to a reduction in workforce and organizational change done in the sales structure. Sales and marketing expenses as a percentage of total revenues decreased to 30.9% in the six months ended June 30, 2025 from 35.6% in the six months ended June 30, 2024.

General and administrative. Our general and administrative expenses consist of salaries and related personnel costs, rental expenses, costs for professional services, credit loss expenses and depreciation. General and administrative expenses also include costs associated with corporate governance, VAT and other tax expenses and regulatory compliance, compliance with the rules implemented by the SEC, the Nasdaq Stock Market and the Tel Aviv Stock Exchange and premiums for our director and officer liability insurance.

General and administrative expenses increased by $0.4 million, or 7.0%, to $6.6 million in the six months ended June 30, 2025, from $6.2 million in the six months ended June 30, 2024. The increase is primarily attributable to the company organizational change. General and administrative expenses as a percentage of total revenues was 14.1% for each of the six months ended June 30, 2025 and 2024.

Financial and other income, net. In each of the six months ended June 30, 2025 and 2024, we had $1.0 million financial and other income, net.

Income tax expense.  In the six months ended June 30, 2025, we had $0.6 million income tax expense. In the six months ended June 30, 2024, we had $0.8 million income tax expense. The change in 2025 was mainly attributed to withholding tax expense.

Liquidity and Capital Resources

As of June 30, 2025, we had $26.9 million in cash and cash equivalents, $11.5 million in short-term available for sale marketable securities, $11.1 million in short-term bank deposits and $0.5 million in short-term restricted deposits. As of June 30, 2025, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $45.5 million.

Based on our current business plan, we believe that our existing cash balances will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If our estimates of revenues, expense or capital or liquidity requirements change or are inaccurate and are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisitions or investment opportunities that may arise in the future.

Operating activities. Net cash provided by operating activities was $6.1 million for the six months ended June 30, 2025, compared with net cash used in operating activities of $1.1 million for the six months ended June 30, 2024. The change is primarily attributable to cost reduction process done during 2024 to align cost structure.

Investing activities. Net cash used in investing activities was $1.8 million for the six months ended June 30, 2025, compared with net cash provided by investing activities of $2.8 million for the six months ended June 30, 2024. The change is primarily attributable to the investment of excess cash in deposits and available for sale marketable securities.

Financing activities. Net cash provided by financing activities was $6.5 million for the six months ended June 30, 2025. There was no material net cash provided by financing activities in the six months ended June 30, 2024.